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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-211315
June 7, 2016

China Online Education Group

        China Online Education Group, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc at 1-866-718-1649, or Credit Suisse Securities (USA) LLC at 1-800-221-1037. You may also access the Company's most recent prospectus dated June 7, 2016, which is included in Amendment No. 3 to the Company's registration statement on Form F-1, as filed with the SEC on June 7, 2016, or Amendment No. 3, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1659494/000104746916013675/a2228881zf-1a.htm

        The following information supplements and updates the information contained in the Company's preliminary prospectus dated May 27, 2016 (the "Preliminary Prospectus"). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 3.

(1)   Amend the table on p. 63 as follows:

	As of March 31, 2016
	Actual		Pro forma(3)		Pro forma as adjusted(1)(3)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
	(Unaudited)
					(Unaudited)
Total mezzanine equity	528,777	82,007	—	—	—	—
Shareholders' (deficit)/equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 79,605,000, 72,267,532 and 72,267,532 shares issued and outstanding as of December 31, 2013, 2014 and 2015, respectively; 243,196,171 Class B ordinary shares issued and outstanding on a pro forma basis as of March 31, 2016; and 51,789,473 Class A ordinary shares and 243,196,171 Class B ordinary shares issued and outstanding on a pro forma as adjusted basis as of March 31, 2016 (unaudited))	45	7	155	24	187	29
Additional paid-in capital(2)	—	—	528,667	81,990	910,311	141,178
Accumulated other comprehensive gain	5,219	809	5,219	809	5,219	809
Accumulated deficit	(718,647)	(111,453)	(718,647)	(111,453)	(718,647)	(111,453

Total shareholders' (deficit)/equity(2)	(713,383)	(110,637)	(184,606)	(28,630)	197,070	30,563

Total liabilities, mezzanine equity and shareholders' (deficit)/equity(2)	278,897	43,253	278,897	43,253	660,573	102,446

(2)   Add the footnote "(3)" on p. 63 as follows:

(3)
The deemed contribution from preferred shareholders of the Company resulted from the modification to the definition of a "Qualified Initial Public Offering" that occurred on May 27, 2016 has not been reflected in the above pro forma and pro forma as adjusted amounts, and the impact is not material.

(3)   Add the following paragraphs on p. 166 and 167 as follows:

Register of Members

        Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

(4)   Add the following to the end of first paragraph on p. 170 as follows:

        We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the Company.

(5)   Amend the last paragraph of "9. Share-based Compensation" of "Notes to the Unaudited Interim Condensed Consolidated Financial Statements" on p. F-80 as follows:

        As of December 31, 2015 and March 31, 2016, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options with both service condition and IPO vesting condition granted to the Group's employees was RMB36,112 and RMB52,591, respectively. RMB18,854 (US$2,924) of share-based compensation expense would have been recognized immediately if the IPO had occurred as of March 31, 2016.

(6)   Add the following paragraph on p. F-81 as follows:

        The deemed contribution from preferred shareholders of the Company resulted from the modification to the definition of a "Qualified Initial Public Offering" that occurred on May 27, 2016 has not been reflected in the unaudited pro forma balance sheet, and the impact is not material.

(7)   Add the following paragraph on p. F-82 as follows:

        RMB18,854 (US$2,924) of share-based compensation expense would have been recorded assuming the initial public offering had occurred at January 1, 2016. This one-time share-based compensation expense has not been reflected in the unaudited pro forma loss per share as it will not have a continuing impact on the Company's operations.

(8)   Add the following two paragraphs to the end of "15. Subsequent events" of "Notes to the Unaudited Interim Condensed Consolidated Financial Statements" beginning on p. F-84 as follows:

        f)     On 27 May 2016, all ordinary shareholders and preferred shareholders of the Company reached an agreement to modify (the "May 2016 Modification") the definition of Qualified Initial Public Offering ("QIPO") by replacing the existing definition of QIPO with the following "QIPO means an Initial Public Offering ("IPO") of the Ordinary Shares of the Company in the United States of America pursuant to an effective registration under the Securities Act or on a reputable stock exchange in Tokyo, London, Hong Kong, Singapore or other jurisdiction acceptable to the Majority Preferred Holders, with a pre-IPO valuation of the Company (i) of not less than US$500,000,000 or (ii) of such lower amount as approved by the Board of Directors (including the affirmative votes or consent of all Investor Directors) in writing". On 27 May 2016, the Board of Directors approved that upon the effectiveness of the Form F-1, the IPO will be deemed to constitute a "QIPO" and the QIPO requirement is deemed to be met.

        The May 2016 Modification resulted in value transfer from the preferred shareholders of the Company, which will be recorded as a deemed contribution from the preferred shareholders in the second quarter of 2016. It does not have a material impact to the financial statements of the Company.

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  Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-211315 June 7, 2016
China Online Education Group